SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                          PATINA OIL & GAS CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  US 7032241058
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                                 (CUSIP Number)

                                                              with a copy to:
Krista L. Ward                                                George J. Mazin
Stark Investments                                     Lowenstein, Sandler, Kohl,
150 West Market Street                                    Fisher & Boylan, P.A.
Mequon, WI 53092                                            65 Livingston Avenue
(414) 241-1810                                       Roseland, New Jersey  07068
                                                          (201) 992-8700
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                October 30, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                             CUSIP NO. US 7032241058
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 1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
     Persons):

     Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13(d)1(f)(1))

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 2)   Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)          Not
       (b)          Applicable

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 3)    SEC Use Only

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 4)    Source of Funds (See Instructions):WC

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 5)    Check  if  Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e):
                              Not Applicable

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 6)    Citizenship or Place of Organization:

                Wisconsin

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    Number of                      7)    Sole Voting Power:                   0
    Shares Beneficially                  ---------------------------------------
    Owned by                       8)    Shared Voting Power:         1,230,133*
    Each Reporting                       ---------------------------------------
    Person With:                   9)    Sole Dispositive Power:              0
                                         ---------------------------------------
                                  10)    Shared Dispositive Power: 1,230,133*
                                         ------------------------------------

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                1,230,133*

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12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions):
                                 Not Applicable

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13)   Percent of Class Represented by Amount in Row (11):

      5.99*

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14)   Type of Reporting Person (See Instructions):           IN

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*       Includes:  677,140 Shares beneficially owned by Reliant Trading upon the conversion  of  201,275  shares  of the  Issuer's  preferred  stock  and
        conversion  of  92,637  of  the  Issuer's   warrants;   237,552   Shares
        beneficially owned by Shepherd Trading Limited upon the conversion of 68,451 shares of the Issuer's preferred stock and conversion of 38,770 of the Issuer's warrants; and 315,441 Shares beneficially owned by Staro Partners upon the conversion of 93,080 shares of the Issuer's preferred stock and conversion of 45,137 of the Issuer's warrants. See Item 2 and
        Item 5 for additional details.

Item 1: Security and Issuer:

This statement relates to the Common Stock of Patina Oil & Gas Corporation ("Shares"). The issuer has principal executive offices located at 1625 Broadway, Suite 2000, Denver, Colorado 80202.

Item 2: Identity and Background

1.
         a)       Name: Brian J. Stark
         b)       Residence or Business Address: 1500 West Market Street
                                                 Mequon, WI 53092
         c)       Occupation:     Investment Fund Manager
                                  Staro Asset Management, L.L.C., Stark & Roth,
                                     Inc., Staro Partners
                                  1500 West Market Street
                                  Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

2.
         a)       Name:           Michael A. Roth
         b)       Residence or Business Address: 1500 West Market Street
                                                 Mequon, WI 53092
         c)       Occupation:       Investment Fund Manager
                                    Staro Asset Management, L.L.C.,
                                    Stark & Roth, Inc., Staro Partners
                                    1500 West Market Street
                                    Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

3.
         a)       Name: Staro Partners
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business: 1500 West Market Street
                                                 Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

4.
         a)       Name: Reliant Trading
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business: 1500 West Market Street
                                                 Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

5.
         a)       Name: Shepherd Trading Limited
         b)       State of Organization: British Virgin Islands
         c)       Principal Business: Securities Trading
                  Address of principal business: c/o International Fund
                                                 Administration, Ltd.
                                                 48 Par-La Ville Road, Suite 464
                                                 Hamilton, HM 11 Bermuda

         d)       Address of Principal Office: same
         e)       Convictions: none
         f)       Civil proceedings: none

Item 3:  Source and Amount of Funds or Other Consideration

         All funds used by Reliant Trading to purchase Shares acquired by Reliant Trading, upon conversion of the Issuer's preferred stock and warrants, were obtained from the capital contributed by the limited partners of Stark Investments, L.P. and general margin financing to Reliant Trading from brokers. The amount of funds used in making the purchases was $4,715,520. The funds used by Shepherd Trading Limited to purchase the Shares acquired by Shepherd Trading Limited, upon conversion of the Issuer's preferred stock and warrants, were obtained from the capital contributed by the shareholders of Shepherd Fund Limited. The amount of funds used in making the purchase was $1,569,416. All funds used by Staro Partners to purchase Shares acquired by Staro Partners, upon conversion of the Issuer's preferred stock and warrants, were obtained from the assets of Staro Partners. The amount of funds used in making the purchase was $2,407,717.

Item 4:  Purpose of Transaction

         The acquisition of the Shares by Reliant Trading, by Shepherd Trading Limited and by Staro Partners are solely for investment purposes. Further acquisitions, sales or short sales of securities of the issuer may be made for investment purposes, however, neither reporting person has present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5:  Interest in Securities of the Issuer

         Based upon the information contained in Patina Oil & Gas Corporation's quarterly report on Form 10-Q for the quarterly period ending September 30, 1996, there were issued and outstanding 19,295,832 Shares. Messrs. Stark and Roth beneficially own 1,230,133 Shares or 5.99% of the Shares. 677,140 of such Shares are held by Reliant Trading. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 677,140 Shares by virtue of their position as members of STARO ASSET MANAGEMENT, L.L.C., the managing partner of Reliant Trading. 237,552 Shares are held by Shepherd Trading Limited. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 237,552 Shares by virtue of their position as investment manager of Shepherd Trading Limited. 315,441 of such Shares are held by Staro Partners. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 315,441 Shares by virtue of their position as the partners of Staro Partners.
         The following Table details the transactions by Reliant Trading, Shepherd Trading Limited and Staro Partners in Patina Oil & Gas Corporation's preferred stock and warrants during the past 60 days:

                            Shepherd Trading Limited

   Date                     Quantity            Price           Transaction Type

7/23/96                      1,385               24.00        Open Mkt. Purchase
8/15/96                      1,712               24.77        Open Mkt. Purchase
8/29/96                        233               24.25        Open Mkt. Purchase
9/4/96                       1,667               25.12        Open Mkt. Sale
9/4/96                         222               25.00        Open Mkt. Purchase
9/5/96                       1,000               25.12        Open Mkt. Purchase
9/12/96                        200               25.12        Open Mkt. Purchase
9/13/96                      1,900               25.50        Open Mkt. Purchase
9/13/96                      2,762                7.37        Open Mkt. Sale
9/13/96                      1,641                7.25        Open Mkt. Sale
9/17/96                        667               25.25        Open Mkt. Purchase
10/4/96                        944                7.37        Open Mkt. Sale
10/17/96                     1,011                1.37        Open Mkt. Purchase
10/18/96                       197                1.37        Open Mkt. Purchase
10/29/96                    93,800                8.12        Open Mkt. Purchase
10/29/96                    64,600               28.25        Open Mkt. Sale
10/30/96                    93,800                8.00        Open Mkt. Sale
10/30/96                    47,300               27.62        Open Mkt. Purchase
10/30/96                    17,300               27.75        Open Mkt. Purchase
10/30/96                     1,923               27.50        Open Mkt. Purchase
10/30/96                     1,257                1.37        Open Mkt. Purchase
11/5/96                      2,219                1.25        Open Mkt. Purchase
11/6/96                        986                8.12        Open Mkt. Sale
11/8/96                     19,899                1.50        Open Mkt. Purchase
11/11/96                     1,989                8.50        Open Mkt. Sale
11/13/96                       199                8.62        Open Mkt. Sale
11/15/96                     1,887               28.25        Open Mkt. Purchase

                                 Reliant Trading

   Date                     Quantity             Price       Transaction Type

7/1/96                         100               23.00        Open Mkt. Purchase
7/22/96                        685               24.25        Open Mkt. Purchase
7/23/96                      3,015               24.00        Open Mkt. Purchase
8/15/96                      5,190               24.77        Open Mkt. Purchase
8/29/96                        735               24.25        Open Mkt. Purchase
9/4/96                       1,667               25.12        Open Mkt. Sale
9/4/96                         674               25.00        Open Mkt. Purchase
9/5/96                       1,000               25.12        Open Mkt. Purchase
9/12/96                        200               25.12        Open Mkt. Purchase
9/13/96                      1,900               25.50        Open Mkt. Purchase
9/13/96                      8,381                7.37        Open Mkt. Sale
9/13/96                      5,588                7.25        Open Mkt. Sale
9/17/96                        667               25.25        Open Mkt. Purchase
10/4/96                      2,781                7.37        Open Mkt. Sale
10/17/96                     2,044                1.37        Open Mkt. Purchase
10/18/96                       399                1.37        Open Mkt. Purchase
10/21/96                       100               27.62        Open Mkt. Purchase
10/29/96                     2,000               28.00        Open Mkt. Purchase
10/30/96                     5,505               27.50        Open Mkt. Purchase
10/30/96                     2,543                1.37        Open Mkt. Purchase
11/5/96                      4,487                1.25        Open Mkt. Purchase
11/6/96                      1,994                8.12        Open Mkt. Sale
11/8/96                     54,475                1.50        Open Mkt. Purchase
11/11/96                     5,448                8.50        Open Mkt. Sale
11/13/96                       545                8.62        Open Mkt. Sale
11/15/96                     5,547               28.25        Open Mkt. Purchase


                                 Staro Partners

   Date                     Quantity            Price          Transaction Type

7/22/96                        315               24.25        Open Mkt. Purchase
8/15/96                      2,343               24.77        Open Mkt. Purchase
8/29/96                        332               24.25        Open Mkt. Purchase
9/4/96                       1,666               25.12        Open Mkt. Sale
9/4/96                         304               25.00        Open Mkt. Purchase
9/5/96                       1,000               25.12        Open Mkt. Purchase
9/12/96                        200               25.12        Open Mkt. Purchase
9/13/96                      1,900               25.50        Open Mkt. Purchase
9/13/96                      3,857                7.37        Open Mkt. Sale
9/13/96                      2,571                7.25        Open Mkt. Sale
9/17/96/                       666               25.25        Open Mkt. Purchase
10/4/96                      1,275                7.37        Open Mkt. Sale
10/17/96                     1,045                1.37        Open Mkt. Purchase
10/18/96                       204                1.37        Open Mkt. Purchase
10/30/96                     2,572               27.50        Open Mkt. Purchase
10/30/96                     1,300                1.37        Open Mkt. Purchase
11/5/96                      2,294                1.25        Open Mkt. Purchase
11/6/96                      1,020                8.12        Open Mkt. Sale
11/8/96                     25,626                1.50        Open Mkt. Purchase
11/11/96                     2,563                8.50        Open Mkt. Sale
11/13/96                       256                8.62        Open Mkt. Sale
11/15/96                     2,566               28.25        Open Mkt. Purchase


     No other entity controlled by the reporting persons has traded Patina Oil & Gas Corporation shares within the past 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 2.

Item 7:  Material to be filed as exhibits.

         Exhibit 1: Agreement as to joint filing.

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                             Dated December 2, 1996

     The undersigned hereby agree that the Schedule 13D with respect to Patina Oil & Gas Corporation dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).


                                                           /s/Brian J. Stark
                                                              Brian J. Stark


                                                           /s/Michael A. Roth
                                                              Michael A. Roth

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                              December 2, 1996


                                                          /s/Brian J. Stark
                                                             Brian J. Stark


                                                          /s/ Michael A. Roth
                                                              Michael A. Roth




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).